

Mail Stop 7010

September 18, 2008

U.S. Mail

Scott Masse, Chief Executive Officer
Dynamic Natural Resources, Inc.
78 South Street, Suite 2002
Wrentham, MA 02093

> **Re: Dynamic Natural Resources, Inc.**
> **Amendment No. 3 to Schedule 14C**
> **Filed August 20, 2008**
> **File No. 333-131224**

Dear Mr. Masse:

We have completed our review of your Schedule 14C and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief